April 20, 2005

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-0404

Re:  Letter dated April 13, 2005 on Item 4.02 of Form 8-K filed February 23, 2005
File No. 1-07898

Dear Mr. Cash:

Lowe's Companies, Inc. is pleased to respond to the comments of the staff of the Securities and Exchange Commission (the "Commission") regarding our Current Report on Form 8-K filed February 23, 2005.  Our responses follow the order in which the staff’s comments were submitted to us in your letter dated April 13, 2005.  We first set forth each of your comments as numbered in your letter.  We then provide our responses in italics specifically addressing each of your comments.

In connection with our response to the staff’s comments, Lowe’s Companies, Inc. acknowledges the following:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings.
•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss these issues further, please contact us.

Sincerely,

/s/ Kenneth W. Black, Jr.
Kenneth W. Black, Jr.
Senior Vice President and Chief Accounting Officer

Comment 1

Please amend your report to include the information required by Item 4.02(a)(1) of Form 8-K relating to the date of the conclusion regarding non-reliance on the financial statements that you have identified.

We will amend our Form 8-K dated February 23, 2005 to include in our response to Item 4.02 of Form 8-K the date of our conclusion regarding non-reliance on our financial statements.

Comment 2

Please tell us when you intend to file restated financial statements. We may have further comments after you file the restated financial statements.

We filed restated financial statements in our Annual Report on Form 10-K for fiscal 2004 that we filed on April 13, 2005. Our Forms 10-Q for fiscal 2005 will reflect the restated information for the corresponding quarters in fiscal 2004.